CutLER LAW GROUP

M. Richard Cutler, Esq	Corporate Securities Law
Admitted in California & Texas

December 5, 2017

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Nicholas P. Panos

Re:	Calmare Therapeutics, Inc.

PREC14A preliminary proxy statement filing made on Schedule 14A Filed on

December 4, 2017 by the Calmare Committee to Restore Stockholder Value

File No. 001-08696

Mr. Panos:

Pursuant to our discussion this morning we have made the following changes to the proxy statement and today will file the Definitive Proxy Statement and commence solicitation.

1.	We have added the ages of each of the nominees.

2.	We have amended the language relative to initial distribution of the proxy statement to reflect that we will initially distribute the proxy statement and commence solicitation on December 5, 2017.

We have made other minor changes in the document to reflect that this is no longer a preliminary proxy statement which you will see in the attached marked copy of the document.

Thank you for your time and for your assistance with this matter. Your professionalism is very much appreciated. Please do not hesitate to contact us at the above number.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

Cc:	Stan Yarbro

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714